NEWSGURUS.COM, INC.
                               5774 Deadpine Drive
                                  Kelowna, B.C.
                                 V1P 1A3 Canada
                Telephone: (250)765-6424 Facsimile: (250)765-4408




                                                  November 22, 2000


VIA EDGAR/FACSIMILE:  (202)942-9516
-----------------------------------



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Attention:  Mr. John Reynolds, Mail Stop 0304
---------------------------------------------

Dear Mr. Reynolds:

Re:  Newsgurus.com, Inc.
     - Request  for  Withdrawal   of   Form   SB2   Registration Statement (File
       No. 333-38666)
     - Amendment No. 1 - Filed September 11, 2000
--------------------------------------------------------------------------------

                  On behalf of Newsgurus.com, Inc. (the "Company"), I hereby withdraw the Company's Form SB2 Registration Statement (file no. 333-38666) as we feel it is impractical to proceed with an SB2 offering for a start up internet venture at this time due to lack of interest in the market place.

                                             Yours truly,

                                             NEWSGURUS.COM, INC.

                                             Per: /s/ Chris Bunka
                                                  Chris Bunka,
                                                  President, C.F.O. and Director